Mail Stop 3561

October 6, 2009

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re:    AlphaTrade.com**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year ended December 31, 2007**
> **Filed April 7, 2009 and March 23, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Filed March 23, 2009**
> **File No.  0-25631**

Dear Mr. Muir:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

1.      Please explain to us why you filed the April 7, 2009 amendment to the Form 10-K filed on April 6, 2009.  In future filings, please provide an explanatory note disclosing the reason for filing the amendment.

2.      Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.   Also, please note that the comments as shown below should apply to the 2007 Form 10-K/A, the 2008 Forms 10-Q/A, and subsequent and the related filings to the extent they are applicable.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

3.      Your current disclosures do not provide information or insights on your critical accounting estimates regarding the nature of the significant types estimates you make, the amounts of the material estimates, and how these estimates impact your results of operations for all periods presented.  For example, it appears that during each accounting period, you estimate the revenue amounts to recognize on certain long-term advertising contracts and that the recent restatements for  2007 and for subsequent 2008 interim periods relate to  adjustments to revenues and deferred revenues that requires significant estimates  Please revise your disclosure to include the types of assets, liabilities and expenses that you currently estimate, the assumptions you use and how you determine the amounts estimated.  If there are no significant estimates, please indicate so in your disclosure.  See SEC Release No. 33-8350.

Results of Operations for the twelve months ended December 31, 2008 and 2007, page 22

4.      We note your disclosures that "[t]he companies agreed to cancel $240,000 of the compensation for 2007." In that regard, explain to us why you did not record the $240,000 as expenses and contribution to additional paid in capital in 2007. Refer to SAB Topic 1.B.1

5.      We note your disclosures that "[t]he shares were valued at market value for accounting purposes but discounted by the consultants for their services. We hope to be able pay for more services with cash in 2009 so that we can reduce the expense effect of this discounting." Explain to us, in plain English, the meaning of your statement including the reason why the market value of the shares issued were discounted. We may have further comment.

Item 8.  Financial Statements

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page F-3

6.      We note your financial statements have been audited by Chisholm, Bierwolf & Nilson LLC. If true, please have your audit firm confirm this is the same firm registered with the PCAOB as Chisholm, Bierwolf, Nilson & Morrill, LLC and advise us of the date of the name change.  In future filings please have your accountants sign their name exactly as registered with the PCAOB. Otherwise, please amend the filing to include audited financial statements audited by an auditor currently registered with the PCAOB as required by Rule 2.01 of Regulation S-X.

Balance Sheets, page F-5

7.      Tell us and disclose the component amounts of accrued expenses. To the extent that total accrued expenses or a component thereof exceeds 10% of the total, they should be separately presented from accounts payable.  Refer to Rule 8-03 of Regulation S-X.

Statements of Stockholders' (Deficit), page F-8

8.      We note your presentation of line item "Amortization of prepaid expenses" of $30,000 under stock subscription receivable column. Explain to us the nature of this item and your accounting.

9.      Refer to the stock subscription receivable roll forward from $(30,000) as of 12/31/06 to $45,080 as of 12/31/08. Explain to us what the $45,080 stock subscription payable represents.

Statements of Cash Flows, page F-9

10.     Explain to us why you consider the significant line item "Investment received as payment for accounts receivable" to be a cash outflow item within cash flows from operating activities. It appears it is a non-cash disclosure item rather than an adjustment to net income in arriving at cash flow from operating activities. Please advise us or revise.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-10

General

11.     Please disclose your accounting policy on how you determined the fair values of the equity instruments or shares issued to non-employees for products and services. Refer to EITF 96-18.

12.     Tell us and disclose your accounting policy for loss contingencies (recognition and measurement) given your significant litigation disclosures. Refer to SFAS 5.

13.     Tell us and disclose what operating segment you have identified within your operations. Identify them in your disclosures and provide all of the applicable disclosures as required by paragraph 26(a) of SFAS 131.  If you aggregate them into one reportable segment, please disclose this fact and explain to us why you believe they meet the criteria outlined in paragraph 17.

h. Revenue Recognition and Deferred Revenue, page F-11

14.     Please provide your accounting policy addressing how you determined the amount of the advertising revenues to be recorded in the event that the consideration is or consists of marketable securities similar to what you had told us in your response letter dated June 12, 2007.

15.     We note your disclosures that "[r]evenues are recognized over the term of the contract." In this regard, please tell us and disclose in more detail how they are earned over the term of the contract and the type of revenue streams that falls under this policy.

16.     Tell us and disclose in more detail your revenue recognition policy for license revenues and how they are recognized over the term of the license.

m. Accounts Receivable and Bad Debts, page F-15

17.     Please provide a roll forward schedule of your accounts receivable balance from 12/31/07 to 12/31/08 given its significant change from $28,047 to $1,172,064. In addition, tell us and disclose your accounting policy on provision for allowance for bad debts. Explain to us how you consider the allowance of $3,450 for both FY 2007 and 2008 to be reasonable given the significant change in the account receivable amounts.

n. Marketable Securities Available for Sale, page F-16

18.     Tell us and disclose your accounting policy for other than temporary impairment of your available for sale marketable securities by security type. Refer to SAB Topic 5M and FSP FAS 115-1.

19.     Please indicate, if true, in your disclosure that all of your marketable securities available for sale are equity securities and advise us. If not, please disclose the make up of your total between debt and equity securities and provide disclosures related to debt securities in accordance with paragraph 20 of SFAS 115.

20.     Refer to your marketable securities available for sale roll forward schedule. Please separately present gross unrecognized holding gains from gross unrecognized holding losses by security type in accordance with paragraph 19 of SFAS 115.

21.     In addition, please provide all of the disclosures as required by paragraph 17 and Appendix A of FSP FAS 115-1.

Note 8.  Basic (loss) Per Share, page F-24

22.     We note your dual presentation of basic and diluted earning per share data. Please explain to us the nature of this presentation. If your dual presentation includes comprehensive income (loss) per share data, please remove them from this section.

Note 10 – Gain on Settlement of Debt, page F-25

23.     We note you recorded $307,974 as a gain on the settlement of debt.  Tell us and disclose with further details regarding the debt settlement and support your accounting with relevant accounting literature. Your response should give insights into the nature of the advertising liabilities involved and how they were incurred and recorded. To the extent the counterparty to the liabilities was a related party as defined by SFAS 57, explain to us why you did not account for the gain  as a capital transaction.  Revise your disclosure hereto indicate if the creditor is a related party. Revise MD&A operating results discussion to provide impact of this item on your financial statements.

Item 9A. Control and Procedures, page 24

24.     We note your disclosures of the material weakness in internal control over financial reporting. In that regard, tell us and disclose your remedial plan in place or to be implemented to cure the material weakness.

25.     Explain to us the meaning of your statement here and similar statements in subsequent Forms 10-Q and 2007 Forms 10-Q/A that "[t]here have been no significant changes in our internal control or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation" Confirm, if true, that there is no *change* in your internal control over financial reporting during the *fourth fiscal quarter* or

the *latest fiscal quarter* that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or revise to disclose the change. Refer to Item 308(T)(b) of Regulation S-K.

Form 10-Q, for the fiscal second quarter ended June 30, 2009

Item 1.  Financial Statements

Unaudited Interim Condensed Financial Statements
Statements of Operations and Other Comprehensive Income (Loss), page 5

26.     Please remove the comprehensive basic and fully diluted earning (loss) per share data from the statements of operations and other comprehensive income (loss).

27.     We note your presentation of a $240,000 loss recognized  related to debt settlement.  In that regard, tell us and disclose the facts and circumstances behind your settlement including the nature of the liabilities settled and explain your accounting. Revise your MD&A operating results discussion to provide impact of this transaction on your financial statements.

Note 6. Lawsuit Settlements

Professional Bull Riders, Inc. v. Alphatrade.com, page12

28.     We note your disclosures of the settlement terms with PBR on May 21, 2009. In that regard, advise us and disclose where you have recorded the related settlement liability in the financial statements as of June 30, 2009. If not, please explain.

Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operations

Results of Operations, page 14

29.     We note you recorded a large provision for bad debt of $1,031,477 for the six month period ended June 30, 2009. However, you did not explain the drivers/factors behind the large provision. Please explain to us and revise your operating results discussion to provide substantive reasons behind the provision. Clarify for us if the provision represents any out of period adjustment amounts, and if so, advise us why it is appropriate to record the adjustments in the current period. In addition, present the provision as a non-cash adjustment to net income in arriving at the cash flow from operating activities in your cash flow statements.

Item 3. Control and Procedures, page 15

30.     We note that your disclosure control and procedures are effective as of June 30, 2009 as compared to ineffective as of December 31, 2008. In addition, we note no disclosure in the nature of any change in your internal control over financial reporting based on your disclosures. Please advise us how you reasonably concludes that your disclosure control and procedures are effective as of June 30, 2009 given the disclosures of apparent no change in your internal control over financial reporting.

Exhibits 31.1 and 31.2

31.     Please revise your certifications to strictly comply with SEC rules.  For example, you have excluded the introductory language in paragraph 4 referring to responsibility for establishing and maintaining internal control over financial reporting as well as paragraph 4(b).  Refer to SEC Release 33-8238 (June 2003).  Your certifications should appear exactly as set forth in current Item 601(b) (31) of Regulation S-K. Similarly, revise all of your certifications within prior 3/31/09 Form 10-Q and within 2008 Forms 10-Q/A.

Form 10-Q, for the fiscal first quarter ended March 31, 2009

Item 3 Controls and Procedures, page 16

32.     We note your disclosures that "[b]ased on that evaluation, our chief executive officer and principle financial officer concluded that our disclosure controls and procedures are not adequate to cause the material information required to be disclosed by us …" Please clarify for us the meaning of the phase "*not adequate*". It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*.  Please confirm to us, and please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

Form 10-K/A, for the fiscal year ended December 31, 2007

Item 8.  Financial Statements

Audited Financial Statements for Fiscal Years Ended December 31, 2007 and 2006
General

33.     Please label all of the 2007 numbers, as applicable, as restated in footnotes 8 and 9.

Notes to the Financial Statements

Note 11 – Restated Financial Statements, page F-23

34.     We note you restated the 2007 financial statements  for unearned advertising  revenues or
        deferred revenue but had been recorded as advertising revenues in previously issued 2007
        financial statements.  In that regard, please tell us and disclose in more detail the facts
        and circumstances leading to the restatement including the significant terms of the
        advertising contracts involved. Also,  revise to provide a more transparent  accounting
        policy regarding how the advertising revenues are earned and how the policy complies
        with the guidance under SAB 104.

Form 10-Q/A, for the fiscal quarter ended September 30, 2008

Item I.  Financial Statements

Note 3.  Restated Financial Statements, pages 12 through 14

35.     Please provide "as originally reported" and "as restated" amounts for each income
        statements and balance sheets line item for the three-month period ended September 30,
        2008 in addition to the nine-month period ended September 30, 2008. Similarly, revise
        your Form 10-Q/A for the quarterly period ended June 30, 2008 accordingly.

36.     We note your disclosure that revenues for the quarter ended September 30, 2008
        approximately $2.2 million of advertising revenues were reversed since collectability was
        not reasonably assured.  Please explain to us and disclose in further detail the facts and
        circumstances leading to the reversal of these revenues and support your accounting with
        relevant accounting literature. Please clarify in your disclosures and summarize for us the
        prior reporting periods affected by these reversals. If the reversal affects prior periods in
        which you did not restate the related financial statements, please explain to us why
        restatements for those prior periods are not considered necessary.. Explain to us why you
        did not discuss the collectability issues in Note 11 to Form 10-K/A for the fiscal year
        ended December 31, 2007 and clarify if the collectability issues related to or affect the
        restatement of deferred revenues as discussed in the 2007 Form 10-K/A. If so, please
        explain. We may have further comments.

37.     It appears that you have significant adjustments to General and administrative expense
        line item in all 2008 Forms 10-Q/A in connection with the correction of an accounting
        error related to the collectability issue of advertising revenues. Please explain to us in
        detail and disclose how the correction of the revenues amount affect your General and
        administrative expenses for the periods affected.

                                    *     *     *     *
        As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response.  Please furnish a cover letter
that keys your responses to our comments and provides any requested information.  Detailed

cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings included all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Andrew Mew
Accounting Branch Chief